UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Tax Transparency Report 2021

Vedanta has a long standing commitment to transparency and is proud of the value we generate and how this contributes to building trust with the communities in which we operate. Vedanta has been working incessantly towards excellence in conjunction with the various stakeholders and with a vision to deliver value, while operating sustainably. The same is demonstrated in our vision, objectives, actions and achievements.

Operating responsibly and ethically is an integral part of Vedanta’s core values. We are fully committed to working with integrity and have upheld ‘uncompromising business ethics’. Our core values define our behaviour and operations.

As part of our continued practice towards transparency and disclosure of profits made and taxes paid, please find enclosed our Tax Transparency Report (TTR) for the Financial Year 2020-21. This report forms an important part of our social license to operate.

This Tax transparency Report is a voluntary initiative to ensure proactive transparency in tax reporting and greater accountability towards stakeholders which helps in getting detailed information about the overall economic contribution of Vedanta to the Government of countries where we operate.

The said report is available for download on Company’s website at https://www.vedantalimited.com.

Request to please take the same on record.

Exhibit 99.1 – Tax Transparency Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer